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December 21, 2018

Via EDGAR

Ms. Christina Harley Ms. Michelle Miller Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-15373
Dear Ms. Harley:
On behalf of Enterprise Financial Services Corp (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated December 20, 2018 (the “Comment Letter”), regarding the above referenced annual report on Form 10-K filed with the Commission by the Company on February 23, 2018 (the “Annual Report”).
Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below followed by our response to the comment.
Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 30

1.
We note your presentation of full non-GAAP income statements which place undue prominence and create the impression that the non-GAAP measures represent a comprehensive basis of accounting. Please confirm that you will not present full non-GAAP income statements in future filings, including your quarterly 10-Qs and earnings releases filed under Form 8-K and related exhibits therein. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comments and will ensure that it will not present full non-GAAP income statements in future filings, including in the Company’s annual reports filed on Form 10-K, quarterly reports filed on Form 10-Q and earnings releases filed on Form 8-K, and respective related exhibits therein.
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The Company believes the foregoing provides a complete response to the Comment Letter. Please direct any questions or comments regarding the foregoing to me at (215) 252-9539 or paul.jaskot@hklaw.com. Thank you in advance for your assistance in this matter.
Very truly yours,

/s/ Paul J. Jaskot
Paul J. Jaskot

cc:    James B. Lally,
Chief Executive Officer of
Enterprise Financial Services Corp

Keene S. Turner,
Chief Financial Officer of
Enterprise Financial Services Corp

Mark G. Ponder,
Senior Vice President and Controller of
Enterprise Financial Services Corp